CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603

                                March 28, 2019




Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7955
                     FT High Income Model Portfolio, 2Q '19
                                 (the "Trust")
                      CIK No. 1763460 File No. 333- 229906
--------------------------------------------------------------------------------



Dear Ms. Samuel:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE REVISE THE DISCLOSURE RELATED TO "LMBS" TO DESCRIBE WHAT TYPES OF INVESTMENTS ARE INCLUDED IN LMBS (EX. AGENCY VS. NON-AGENCY, INVESTMENT GRADE VS. NON-INVESTMENT GRADE), AND INCLUDE ANY RELEVANT RISKS.

      Response: The following disclosure has been added under "LMBS" in the Portfolio section of the prospectus:

            The mortgage-backed securities in which the Fund invests may be, but are not required to be, issued or guaranteed by the U.S. government or its agencies or instrumentalities, such as the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA"), and the Federal Home Loan Mortgage Corporation ("FHLMC") (the U.S. government, its agencies and instrumentalities, and U.S. government-sponsored entities are referred to collectively as "Government Entities"). The Fund may invest in callable agency securities, which give the issuer the right to redeem the security prior to maturity. The Fund will limit its investments in Mortgage-Related Investments that are not issued or guaranteed by Government Entities to 20% of its net assets (including investment borrowings).

            Although the Fund intends to invest primarily in investment grade securities, the Fund may invest up to 20% of its net assets (including investment borrowings) in securities of any credit quality, including securities that are below investment grade, which are also known as high yield securities, or commonly referred to as "junk" bonds, or unrated securities that have not been judged by the advisor to be of comparable quality to rated investment grade securities. In the case of a split rating between one or more of the nationally recognized statistical rating organizations, the Fund will consider the highest rating.

      Additionally,  the  following  disclosure has been added under "Additional
Risks of Investing in LMBS and HYLS" in the Risk Factors section of the prospectus:

            Non-Agency Securities Risk. LMBS's investments in asset-backed or mortgage-backed securities offered by non-governmental issuers, such as commercial banks, savings and loans, private mortgage insurance companies, mortgage bankers and other secondary market issuers are subject to additional risks. There are no direct or indirect government or agency guarantees of payments in loan pools created by non-government issuers. Securities issued by private issuers are subject to the credit risks of the issuers. An unexpectedly high rate of defaults on the loan pool may adversely affect the value of a non-agency security and could result in losses to LMBS. The risk of such defaults is generally higher in the case of pools that include subprime loans. Non-agency securities are often not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, the non-agency mortgage-related securities held by LMBS may be particularly difficult to value because of the complexities involved in assessing the value of the underlying loans.

      2. WHAT ARE THE LIQUIDITY THRESHOLDS OF FTSL?

      Response: The Trust will no longer invest a significant portion of its assets in the common stock issued by FTSL and the section titled "FTSL" has been removed from the prospectus.

Risk Factors
____________

      3. CONSIDER MOVING THE "LIQUIDITY RISK" CLOSER TO THE BEGINNING OF THE RISK FACTORS SECTION OF THE PROSPECTUS. ALSO, PLEASE DISCUSS THE LIQUIDITY RISKS INVOLVED WITH INVESTMENTS IN MORTGAGE-BACKED SECURITIES AND SENIOR LOANS AND INCLUDE A GREATER FOCUS ON LIQUIDITY RISK FOR INVESTMENTS IN LMBS.

      Response: We believe that the risks, as currently presented, are appropriately ordered for investor comprehension. The additional liquidity risks of an investment in mortgage-backed securities and senior loans are discussed under the "Mortgage-Backed Securities" risk and the "Senior Loans" risk, respectively. Additionaly, the liquidity risks of an investment in LMBS are discussed under "Additional Risks of Investing in LMBS and HYLS."

      4. PLEASE EXPLAIN WHY SOME RISKS ARE REPEATED UNDER THE DIFFERENT SECTIONS OF THE RISKS FACTORS SECTION OF THE PROSPECTUS.

      Response: The first paragraph under the "Additional Risks of Investing in LMBS and HYLS" section has been modified to explain that the risks from that section are intended to expand on the risks mentioned elsewhere and are adopted from the funds' filings with the SEC.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                          _________________________
                                          Daniel J. Fallon